

S

16013205

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 26, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORBIS INVESTMENTS (U.S.), LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLOOR,	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WESTON SOMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORBIS INVESTMENTS (U.S.), LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public **My Commission Expires 10/30/2022**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Orbis Investments (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying financial statements of Orbis Investments (U.S.), LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and member's equity and cash flows for the year ended December 31, 2015 and for the period from August 26, 2014 (Inception) to December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Orbis Investments (U.S.), LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Orbis Investments (U.S.), LLC as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015 and for the period from August 26, 2014 (Inception) to December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange

Commission (Exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Orbis Investments (U.S.), LLC's financial statements. The supplemental information is the responsibility of Orbis Investments (U.S.), LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 22, 2016

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash	$ 91,158	
Prepaid expenses	12,251	
Other receivables	12,146	
Total Assets		$ 115,555
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 17,250	
Due to related parties	19,591	
Total Liabilities		$ 36,841
Commitments and Contingencies		
Member's Equity		78,714
Total Liabilities and Member's Equity		$ 115,555

The accompanying notes are an integral part of these financial statements.

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

	For the Year Ended December 31, 2015	For the Period August 26, 2014 (Inception) to December 31, 2014
Revenues		
Administration fees	$ 153,454	$ -
Fees rebilled	60,134	993
Total Revenues	$ 213,588	$ 993
Expenses		
Administrative service fee to related party	$ 200,131	$ -
Professional fees	19,500	-
Licenses and fees	60,611	8,492
Other expenses	1,228	905
Total Expenses	$ 281,470	$ 9,397
Net Loss	(67,882)	(8,404)
Member's Equity - Beginning of period	61,596	-
Contributions from Parent	85,000	70,000
Member's Equity - End of period	$ 78,714	$ 61,596

The accompanying notes are an integral part of these financial statements.

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2015	For the Period August 26, 2014 (Inception) to December 31, 2014
Cash Flows from Operating Activities		
Net Loss	$ (67,882)	$ (8,404)
Changes in operating assets and liabilities:		
Prepaid expenses	(5,443)	(6,808)
Other receivables	(12,146)	-
Accrued expenses	16,985	265
Due to related parties	19,591	-
Total Adjustments	18,987	(6,543)
Net Cash Used in Operating Activities	(48,895)	(14,947)
Cash Provided by Financing Activities		
Contributions from Parent	85,000	70,000
Net Increase in Cash	36,105	55,053
Cash - Beginning of period	55,053	-
Cash - End of period	$ 91,158	$ 55,053

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Orbis Investments (U.S.), LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Commission ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company incurred organization expenses starting on August 26, 2014 (inception) through November 25, 2014, which was the effective date the Company was approved by FINRA and the SEC. The Company holds the FINRA registrations of certain employees of Orbis Investment Management (U.S.), LLC (the "Advisor). The Company also serves as a private label broker-dealer, providing its services only to the Advisor. Substantially all of the Company's revenues are earned from the Advisor.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity. The Company's Statements of Operations and Member's Equity and Statements of Cash Flows represent the cumulative financial information from inception.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2015, the Company had no cash equivalents.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2015, the Company had not recorded an allowance for any potential non-collection.

REVENUE RECOGNITION

The Company receives fees for administration services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are addressed.

Administration fees are fees paid by the Funds' Advisor for providing ongoing management and oversight of the broker dealer. These fees are accrued monthly.

Fees rebilled represent payments made by the Funds' Advisor to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

As of December 31, 2015, the Company had no financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of December 31, 2015.

At December 31, 2015, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2015, these allocated expenses totaled $200,131, which are included in "Administrative service fee to related party" in the accompanying Statement of Operations and Member's Equity. At December 31, 2015, amounts due to the related parties totaled $19,579, which is included in "Due to related parties" on the Statement of Financial Condition.

At December 31, 2015, "Due to related parties" also included $12, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2015, the Company received capital contributions from the Parent totaling $85,000.

For the period August 26, 2014 (inception) to December 31, 2014, the Company received capital contributions from the Parent totaling $70,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $54,317, which was $49,317 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.67 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - AGREEMENTS

The Company has entered into a Securities Activities and Services Agreement ("SASA") with the Advisors which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

SCHEDULE I

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net Capital		
Member's equity		$ 78,714
Deduction for Nonallowable Assets		
Prepaid expenses	$ 12,251	
Other receivables	12,146	
Total Nonallowable Assets		24,397
Net Capital		$ 54,317
Aggregate Indebtedness		$ 36,841
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 5,000
Excess Net Capital		$ 49,317
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 48,317
Ratio of Aggregate Indebtedness to Net Capital		0.67 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

See report of independent registered public accounting firm.

ORBIS INVESTMENTS (U.S.), LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Exemption)

DECEMBER 31, 2015

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Orbis Investments (U.S.), LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Orbis Investments (U.S.), LLC, claimed an exemption from 17 C.F.R. § 240.15c3-3: subparagraph (k)(2)(i) (the "exemption provisions") and (2) Orbis Investments (U.S.), LLC stated that Orbis Investments (U.S.), LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Orbis Investments (U.S.), LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orbis Investments (U.S.), LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in subparagraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 22, 2016



MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

Management's Exemption Report

To the Member of
Orbis Investments (U.S.), LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Orbis Investments (U.S.), LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended December 31, 2015, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Orbis Investments (U.S.), LLC as of and for the year ended December 31, 2015, is true and correct.



2.22.16

Weston Sommers — Date
Financial and Operations Principal
Orbis Investments (U.S.), LLC